Exhibit 4.1

GeoVax Labs, Inc.

1900 Lake Park Drive, Suite 380

Smyrna, Georgia 30080

June 14, 2024

Armistice Capital Master Fund Ltd.

Attn: Jonah Glickstein, Esq.

510 Madison Avenue 7th Floor

New York, NY 10022

Re:         Amendment to the Common Stock Purchase Warrant dated May 21, 2024 (the “Warrant”)

Dear Jonah,

This letter sets forth the understanding of GeoVax Labs, Inc. (the “Company”) and Armistice Capital Master Fund, Ltd. (“Holder”) regarding certain rules of the Nasdaq Stock Market LLC (“Nasdaq”) and provides for the amendment of the Warrant to comply with Nasdaq rules. Terms not otherwise defined in this letter are to have the same meaning as such term is used in the Warrant. The preamble paragraph of the Warrant states that:

“THIS COMMON STOCK PURCHASE WARRANT (the “Warrant”) certifies that, for value received, Armistice Capital Master Fund Ltd. or its assigns (the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date hereof (the “Initial Exercise Date”) and on or prior to 5:00 p.m. (New York City time) on the date that is the fifth (5th) anniversary of the Issue Date (the “Termination Date”) but not thereafter, to subscribe for and purchase from GeoVax Labs, Inc., a Delaware corporation (the “Company”), up to 1,605,688 shares (as subject to adjustment hereunder, the “Warrant Shares”) of Common Stock. The purchase price of one share of Common Stock under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b).”

As the Company’s common stock is listed on the Nasdaq Capital Market, the Company is subject to the Nasdaq Stock Market Rules, including Nasdaq Rule 5635(e) which requires that an issuer obtain stockholder approval prior to certain issuances of common stock or securities convertible into or exchangeable for common stock at a price less than the lower of (i) the Nasdaq official closing price immediately preceding the transaction, and (ii) the average Nasdaq official closing price for the five trading days immediately preceding the transaction (the “Minimum Price”), if such issuance equals 20% or more of the common stock or voting power of the issuer outstanding before the transaction.

Pursuant to the definition of “Initial Exercise Date,” in the Warrant, the Warrant may be exercised at any time following the date of the Warrant, which would cause the Company to have violated Nasdaq Rule 5635(e).

As such, to maintain compliance with Nasdaq rules, Company and Holder hereby agree to the amend the Warrant to delete the preamble paragraph of the Warrant in its entirety and insert the following language in lieu thereof:

“THIS COMMON STOCK PURCHASE WARRANT (the “Warrant”) certifies that, for value received, Armistice Capital Master Fund Ltd. or its assigns (the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time following the date on which the approval, as required by the applicable rules and regulations of the Trading Market, from the Company’s stockholders with respect to the issuance of this Warrant is obtained (the “Initial Exercise Date”) and on or prior to 5:00 p.m. (New York City time) on the date that is the fifth (5th) anniversary of the Issue Date (the “Termination Date”), but not thereafter, to subscribe for and purchase from GeoVax Labs, Inc., a Delaware corporation (the “Company”), up to 1,605,688 shares (as subject to adjustment hereunder, the “Warrant Shares”) of Common Stock. The purchase price of one share of Common Stock under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b).”

The Company will file a preliminary proxy statement to set a special meeting of the Company’s stockholders (which may also be at the annual meeting of the Company’s stockholders) to obtain shareholder approval for the issuance of the additional shares under the Warrant as soon as reasonably practicable for the purpose of obtaining approval of the Warrant by the Company’s stockholders (the “Stockholder Approval”), with the recommendation of the Company’s board of directors that such proposal be approved. The Company shall solicit proxies from its stockholders in connection therewith in the same manner as all other management proposals in such proxy statement and all management-appointed proxyholders shall vote their proxies in favor of such proposal. The Company shall use its reasonable best efforts to obtain such Stockholder Approval. If the Company does not obtain Stockholder Approval at the first meeting, the Company will call a meeting every four months thereafter to seek Stockholder Approval until the earlier of the date Stockholder Approval is obtained or the Warrant is no longer outstanding.

To acknowledge and confirm Holder’s agreement regarding the amendment to the Warrant as set forth above, the Company requests that Holder sign and return this letter at its earliest convenience.

Should you have any questions or would like to discuss this letter, please contact Mark Reynolds at mreynolds@geovax.com or 678-384-7224 or Reid Avett, outside securities counsel, at reid.avett@wbd-us.com or 202-857-4425.

Sincerely,

Mark W. Reynolds
Chief Financial Officer

ACKNOWLEDGED AND AGREED TO:

Armistice Capital Master Fund Ltd.
By:	Armistice Capital, LLC,
the Investment Manager

By:

Name:

Title: